News Release

B2Gold Corp.: Fourth Quarter and Full Year 2016 Results - Conference Call / Webcast

Vancouver, March 14, 2017 - B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold” or the “Company”) will release its fourth quarter and full year 2016 results before the North American markets open on Thursday, March 16, 2017.

B2Gold executives will host a conference call to discuss the results on Thursday, March 16, 2017 at 10:00 am PDT / 1:00 pm EDT. You may access the call by dialing the operator at +1 416-406-0743 or toll free at +1 800-806-5484 prior to the scheduled start time (passcode: 7458394) or you may listen to the call via webcast by clicking http://www.investorcalendar.com/IC/CEPage.asp?ID=175618. A playback version of the call will be available for one week after the call at +1 905-694-9451 or toll free at +1 800-408-3053 (passcode: 7435166).

About B2Gold Corp.
Headquartered in Vancouver, Canada, B2Gold Corp. is one of the fastest-growing gold producers in the world. Founded in 2007, today, B2Gold has four operating mines, one mine under construction and numerous exploration projects in various countries, including Nicaragua, the Philippines, Namibia, Mali and Burkina Faso. Construction of B2Gold’s Fekola mine in southwest Mali is on budget, and is now estimated to commence production in October 2017, three months ahead of schedule. As a result, B2Gold is well positioned to maintain its low-cost structure and growth profile.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com